UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NATURAL ORDER ACQUISITION CORP.

(Name of Issuer)

Units

(Title of Class of Securities)

63889L 206

(CUSIP Number)

November 13, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63889L 206	SCHEDULE 13G

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexandre Weinstein Manieu (IRS Identification No. (Federal Tax Identification Number): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization France
Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
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Percent of Class Represented by Amount in Row (9)

8.7%*

⃰ The percentage reported in this Schedule 13G is calculated based 23,000,000 outstanding Units as of November 13, 2020, as set forth in the Issuer’s Prospectus under Rule 425(b)(4) filed with the U.S. Securities and Exchange Commission on November 12, 2020.

12	Type of Reporting Person (See Instructions) IN

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CUSIP No. 63889L 206	SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Natural Order Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

30 Colpitts Road

Weston, MA 02493

Item 2.

(a)	Name of Person(s) Filing:

Alexandre Weinstein Manieu

(b)	Address of Principal Business Office or, if none, Residence:

Flat 1

Chasham Place

London SW1X 8HG

England

(c)	Citizenship:

France

(d)	Title of Class of Securities:

Units

(e)	CUSIP Number:

63889L 206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 63889L 206	SCHEDULE 13G

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,000,000 Units

(b)	Percent of class:

8.7%*

⃰ The percentage reported in this Schedule 13G is calculated based 23,000,000 outstanding Units as of November 13, 2020, as set forth in the Issuer’s Prospectus under Rule 425(b)(4) filed with the U.S. Securities and Exchange Commission on November 12, 2020.

(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

2,000,000 Units

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,000,000 Units

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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CUSIP No. 63889L 206	SCHEDULE 13G

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 63889L 206	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020

ALEXANDRE WEINSTEIN MANIEU

/s/ Alexandre Weinstein Manieu
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